


03054804

SECURI[TIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-35008~~ 8 - 47915

RECD S.E.C.
FEB 2 8 2003
1086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Avenue
(No. and Street)

Bethesda	**Maryland**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer **(301) 951-4800**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard	**McLean**	**Virginia**	**22102-4219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ronald M Wolfsheimer 2/26/03

Signature Date

Chief Financial Officer

Title

Notary Public



CALVERT DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash equivalents	$ 11,758,839
Brokerage fees receivable	88,969
Marketable securities, at market value	177,583
Due from Calvert mutual funds	976,086
Prepaid expenses and other assets	1,271,067
PROPERTY AND EQUIPMENT:	
Equipment	426,593
Furniture and fixtures	124,634
	551,227
Less: Accumulated depreciation and amortization	(477,294)
Net property and equipment	73,933
TOTAL ASSETS	$ 14,346,477

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 426,075
Accrued payroll and related liabilities	696,012
Income taxes payable	117,792
Deferred tax liability	292,706
Due to affiliates	1,406,130
Total liabilities	2,938,715
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	7,238,274
Total stockholder's equity	11,407,762
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,346,477

See notes to financial statements.